Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Second Fiscal Quarter of FY2021

FOSHAN, China, April 21, 2021 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the second fiscal quarter ended February 28, 2021.

Second Fiscal Quarter Ended February 28, 2021 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Second Fiscal Quarter Ended February 28, 2021	Second Fiscal Quarter Ended February 29, 2020	YoY % Change
Revenue	809.0	877.0	(7.8)%
Gross Profit	164.1	306.5	(46.5)%
Gross Margin	20.3%	35.0%	(14.7)%
Operating Income/(Loss)	(40.3)	76.2	(152.9)%
Operating Margin	(5.0)%	8.7%	(13.7)%
Net Income/(Loss)	(42.4)	40.5	(204.7)%
Net Margin	(5.2)%	4.6%	(9.8)%

Adjusted Gross Profit (1)	171.5	317.5	(46.0)%
Adjusted Gross Margin (1)	21.2%	36.2%	(15.0)%
Adjusted Operating Income/(Loss) (2)	(32.2)	97.4	(133.0)%
Adjusted Operating Margin (2)	(4.0)%	11.1%	(15.1)%
Adjusted Net Income/(Loss) (3)	(36.0)	59.4	(160.5)%
Adjusted Net Margin (3)	(4.4)%	6.8%	(11.2)%
Adjusted EBITDA (4)	48.3	152.5	(68.3)%
Adjusted EBITDA Margin (4)	6.0%	17.4%	(11.4)%

Basic and Diluted Earnings/(Loss) per Share	(0.38)	0.39	(197.4)%
Adjusted Basic and Diluted Earnings/(Loss) per Share (5)	(0.32)	0.55	(158.2)%

Six Months Ended February 28, 2021 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Six Months Ended February 28, 2021	Six Months Ended February 29, 2020	YoY % Change
Revenue	1,860.6	1,975.0	(5.8)%
Gross Profit	606.9	780.3	(22.2)%
Gross Margin	32.6%	39.5%	(6.9)%
Operating Income	188.1	343.5	(45.2)%
Operating Margin	10.1%	17.4%	(7.3)%
Net Income	148.5	244.8	(39.3)%
Net Margin	8.0%	12.4%	(4.4)%

Adjusted Gross Profit (1)	621.5	802.3	(22.5)%
Adjusted Gross Margin (1)	33.4%	40.6%	(7.2)%
Adjusted Operating Income (2)	204.1	385.7	(47.1)%
Adjusted Operating Margin (2)	11.0%	19.5%	(8.5)%
Adjusted Net Income (3)	161.2	282.4	(42.9)%
Adjusted Net Margin (3)	8.7%	14.3%	(5.6)%
Adjusted EBITDA (4)	369.0	505.0	(26.9)%
Adjusted EBITDA Margin (4)	19.8%	25.6%	(5.8)%

Basic Earnings per Share	1.19	1.98	(39.9)%
Diluted Earnings per Share	1.19	1.97	(39.6)%
Adjusted Basic and Diluted Earnings per Share (5)	1.29	2.29	(43.7)%

1.	Adjusted gross profit/(loss) is defined as gross profit/(loss) excluding amortization of intangible assets. Adjusted gross margin is defined as adjusted gross profit/(loss) divided by revenue.

2.	Adjusted operating income/(loss) is defined as operating income/(loss) excluding share-based compensation expense and amortization of intangible assets. Adjusted operating margin is defined as adjusted operating income/(loss) divided by revenue.

3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets. Adjusted net margin is defined as adjusted net income/(loss) divided by revenue.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization and share-based compensation expense. Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an "ADS"), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under "Non-GAAP Financial Measures" and the tables captioned "Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this release.

BUSINESS PERFORMANCE HIGHLIGHTS

(in comparison to the same period of the last fiscal year)

Domestic K-12 Schools

The domestic K-12 school business comprises our international schools, bilingual schools and kindergartens in China.

•	The average number of students increased by 12.2% to 54,520 for the second fiscal quarter and 12.0% to 54,444 for the six-month period.

•	For the second fiscal quarter, revenue increased by 12.0% to RMB501.1 million and accounted for 61.9% of the total revenue. For the six-month period, revenue increased by 11.3% to RMB1,243.5 million and accounted for 66.9% of the total revenue.

•	For the second fiscal quarter, gross margin was 22.6% compared to 32.4%, and operating margin was 3.1% compared to 17.6%. For the six-month period, gross margin was 38.2% compared to 42.1%, and operating margin was 24.0% compared to 29.5%.

Overseas Schools

The overseas school business comprises our overseas schools including Bournemouth, St. Michael’s, Bosworth and CATS.

•	Revenue amounted to RMB150.6 million, compared to RMB 297.2 million in the same fiscal quarter last year, and accounted for 18.6% of the total revenue for the second fiscal quarter. For the six-month period, revenue amounted to RMB284.8 million, compared to RMB 556.4 million in the same period of last fiscal year, and accounted for 15.3% of the total revenue.

•	For the second fiscal quarter, gross margin was 4.3% and operating margin was (19.7%). For the six-month period, gross margin was 8.3% and operating margin was (28.8%).

Education Technology (“EdTech”)

The education technology business comprises online career counselling, online Academic Olympiad training, and online international school.

•	Revenue amounted to RMB38.1 million, increased by 35.6% and accounted for 4.7% of the total revenue. For the six-month period, revenue amounted to RMB74.8 million, increased by 48.2% and accounted for 4.0% of the total revenue.

•	For the second fiscal quarter, gross margin was 48.1% and operating margin was 7.5%. For the six-month period, gross margin was 51.4% and operating margin was 15.8%.

Complementary Education Services

The complementary education services business comprises language training, overseas study counselling, camps and study tours, and others.

•	Revenue amounted to RMB119.2 million and accounted for 14.8% of the total revenue. For the six-month period, revenue amounted to RMB257.5 million and accounted for 13.8% of the total revenue.

•	For the second fiscal quarter, gross margin increased from 5.8% to 22.0% and operating margin increased from (19.8%) to 3.5%. For the six-month period, gross margin increased from 22.7% to 26.9% and operating margin increased from 3.6% to 11.1%.

“Despite the continued adverse impact of ongoing COVID-19 pandemic on global businesses around the world, all of our businesses except overseas schools recorded a strong recovery in second fiscal quarter,” said Jerry He, Executive Vice Chairman of Bright Scholar. “In this quarter, business growth of domestic K-12 has exceeded internal expectation with enrolment increased by 12.2% and revenue increased by 12.0% on a year-over-year basis. Complementary business continued to recover with solid revenue growth and gross margin increase. For our EdTech services, the pace of growth remained solid with revenue increased by 35.6% in the second fiscal quarter. Our overseas K-12 business has been most impacted by the pandemic. Whilst we continue to stay focused on cost management and operation efficiency enhancement, we have seen encouraging developments with the vaccine programs on track in the UK and the US and expected to be effectively completed around this summer.”

“We are pleased that our performance in first half of fiscal year 2021 continued to demonstrate our strength, resilience and capacity to evolve, adapt and progress amid the threats from ongoing pandemic and emerging variants. We have all the building blocks in place to be a global premier education service provider, and have taken this challenging time to build what we believe is a more effective organization for the future, through optimization to maximize returns from existing assets, integration to capture synergies from global network and enhancement of a competitive global cost structure while continue our investment in strategic areas. These actions, which we believe are going to lead to outstanding performance post-COVID and are critical to our long-term success,” Mr. He continued.

“Our domestic K-12 business continues to show firm recovery trajectory in second fiscal quarter with enrolment of international schools, bilingual schools and kindergartens grew by 7.6%, 8.1% and 19.7%, respectively,” said Ms. Wanmei Li, Chief Executive Officer of Domestic K-12. “The academic achievements of our students continued to be the shining star of Bright Scholar. As of April 6, 2021, 94% of students in the 2021 graduating class of our international schools in China have received offers from the global top 50 institutions including 12 offers from Oxbridge, 3 from University of Chicago, 2 from Cornell University, 2 from Vanderbilt University, 2 from UC Berkley, and 7 from New York University.”

“Furthermore, our deep collaboration with Country Garden and other partners continued to drive the expansion of our domestic school network and capacity. As of the release date, we have entered into agreements with Country Garden and other partners to operate a total of 10 new schools and 65 additional kindergartens in the future with a total capacity of approximately 40,000 students.”

“Complementary education service business returns to profitable growth driven by significant improvements in income from domestic market in language training, camps and study tours, and others. In the quarter, revenue grew by 14.4%. Our margins have also started to recover with gross margin increased from 5.8% to 22.0% and operating margins improved from (19.8%) to 3.5%,” commented by Zi Chen, Chief Executive Officer of Complementary Education Services. “At the same time, we are continuing to experience the impacts of the pandemic on our overseas related complementary businesses and are adjusting and adapting accordingly. With the speedy COVID-19 vaccine rollout in the UK and the US, containment of the pandemic is in sight.” Mr. Chen continued, “While the operating environment remains challenging, we are happy to see positive developments and trends continued through second quarter, including favourable government policies in education for well-rounded development for students. Responding to these opportunities, we plan to expand our offerings through investment in Golden Ballet Dance; broaden the scope of our camp business to offer more extra-curriculum activities and accelerate collaboration with our global network. The synergy with our overseas network offers tremendous opportunities in overseas counselling, camp and study tour businesses. The strategies and plans to capture these opportunities are already in place. We expect growth will resume and accelerate once the vaccination programs begin to take effect and subsequent travel restrictions are lifted.”

Mr. He commented on the performance of overseas school business, “In this quarter, we continued to focus on streamlining our operation and improving cost structure to partially offset the bottom line impact of the pandemic-related disruptions. These initiatives should provide operating leverage going forward as we rebuild our revenues. At the same time, we are encouraged by the positive upward trends in our students’ academic performance and other operational progress. As of the release date, our 2021 graduating students have received 145 offers from top 10 universities with 4 from Oxbridge; 540 offers from Russell Group. In addition, 179 students in our Boston school got accepted into top 100 US Colleges. New student intake for September 2021 term is expected to increase by 44%. With the progression of the vaccine program in the UK & the US, schools are either re-opened or expected to be reopened soon. We expect our overseas schools to return to profitability and capture more market shares when life returns to normal.”

Mr. He continued on the performance of education technology business, “3i Global Academy, which offers online international classes and English tutoring, has been well received. As the pandemic recedes, we plan to integrate 3i Global Academy with our global network of schools. In addition, we see enormous opportunities for our service offerings in the domestic market. Our strategy is to help local governments to promote education equity and improve teaching efficiency at schools by sharing and offering high quality educational resources, including online video lessons and teaching materials through collaboration with top schools in each city across China.”

“Looking ahead to the second half of fiscal 2021, we are increasingly optimistic. We are confident that our business will have a strong longer-term recovery. Our major opportunities and priorities over the next years lie in the following areas. First, continue to organically grow our domestic K-12 business by improving utilization and efficiency. Second, rebuild our fair revenue and return to profitable for overseas business post-COVID. Third, expand the breadth and depth of our complementary service offerings, Fourth, accelerate the growth and application of our EdTech business. We will continue our focus on steady revenue and operating profit growth in K-12 business, while building growth momentum in complimentary education and EdTech.”

“With these priorities and containment of the pandemic in sight, we expect our revenue and profitability growth in the next years will return to pre-COVID level. Our solid balance sheet and market positioning have enabled us to navigate through this challenging period, and, at the same time, strengthening our capacities for greater success in the long-term,” Mr. He concluded.

UNAUDITED FINANCIAL RESULTS for the SECOND FISCAL QUARTER ENDED FEBRUARY 28, 2021

Revenue

Revenue	Second Fiscal Quarter Ended February 28, 2021		Second Fiscal Quarter Ended February 29, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	501.1	61.9%	447.5	51.1%	12.0%
International Schools	197.6	24.4%	178.6	20.4%	10.6%
Bilingual Schools	185.0	22.9%	157.9	18.0%	17.2%
Kindergartens	118.5	14.6%	111.0	12.7%	6.7%
Overseas Schools	150.6	18.6%	297.2	33.9%	(49.3)%
Education Technology	38.1	4.7%	28.1	3.2%	35.6%
Complementary Education	119.2	14.8%	104.2	11.8%	14.4%
Total	809.0	100.0%	877.0	100.0%	(7.8)%

Revenue for the quarter was RMB809.0 million, as compared to RMB877.0 million for the same period of the last fiscal year. The changes in revenue was primarily due to the impact of COVID-19 on overseas schools and overseas related complementary business.

Cost of Revenue

Cost of revenue for the quarter was RMB644.9 million, as compared to RMB570.5 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross Profit	Second Fiscal Quarter Ended February 28, 2021		Second Fiscal Quarter Ended February 29, 2020		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	113.1	22.6%	144.8	32.4%	(22.0)%
International Schools	44.9	22.7%	53.5	30.0%	(16.3)%
Bilingual Schools	51.0	27.6%	54.5	34.5%	(6.5)%
Kindergartens	17.2	14.5%	36.8	33.1%	(53.1)%
Overseas Schools	6.5	4.3%	135.0	45.4%	(95.2)%
Education Technology	18.3	48.1%	20.6	73.4%	(11.2)%
Complementary Education	26.2	22.0%	6.1	5.8%	336.6%
Total	164.1	20.3%	306.5	35.0%	(46.5)%

Gross profit for the quarter was RMB164.1 million, as compared to RMB306.5 million for the same period of the last fiscal year. Gross margin was 20.3% for the quarter, as compared to 35.0% for the same period of the last fiscal year.

Adjusted gross profit for the quarter was RMB171.5 million, as compared to RMB317.5 million for the same period of the last fiscal year. Adjusted gross margin was 21.2% for the quarter, as compared to 36.2% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (6)

SG&A Expenses	Second Fiscal Quarter Ended February 28, 2021		Second Fiscal Quarter Ended February 29, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	99.1	12.3%	67.5	7.7%	46.8%
International Schools	43.8	5.4%	19.0	2.2%	131.0%
Bilingual Schools	31.4	3.9%	27.3	3.1%	15.0%
Kindergartens	23.9	3.0%	21.2	2.4%	12.5%
Overseas Schools	37.4	4.6%	81.5	9.3%	(54.1)%
Education Technology	15.5	1.9%	11.6	1.3%	34.0%
Complementary Education	25.4	3.1%	26.9	3.1%	(5.8)%
Unallocated Corporate Expenses (7)	33.6	4.2%	44.8	5.1%	(24.8)%
Total	211.0	26.1%	232.3	26.5%	(9.2)%

Adj. SG&A Expenses (6)	Second Fiscal Quarter Ended February 28, 2021		Second Fiscal Quarter Ended February 29, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	98.5	12.2%	66.1	7.5%	49.2%
International Schools	43.6	5.4%	18.7	2.1%	133.6%
Bilingual Schools	31.2	3.9%	26.7	3.0%	16.8%
Kindergartens	23.7	2.9%	20.7	2.4%	14.5%
Overseas Schools	37.4	4.6%	81.5	9.3%	(54.1)%
Education Technology	15.5	1.9%	11.6	1.3%	34.0%
Complementary Education	25.3	3.1%	26.6	3.1%	(4.7)%
Unallocated Corporate Expenses (8)	33.6	4.0%	36.2	4.1%	7.6%
Total	210.3	25.8%	222.0	25.3%	(5.3)%

6.	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.
7.	Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.
8.	Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the quarter were RMB211.0 million, representing a 9.2% decrease from RMB232.3 million for the same period of the last fiscal year. Adjusted SG&A expenses for the quarter were RMB210.3 million, representing a 5.3% decrease from RMB222.0 million for the same period of the last fiscal year.

Operating Income/(Loss), Operating Margin and Adjusted Operating Income/(Loss)

Operating Income/(Loss)	Second Fiscal Quarter Ended February 28, 2021		Second Fiscal Quarter Ended February 29, 2020		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	15.4	3.1%	78.5	17.6%	(80.4)%
International Schools	1.2	0.6%	34.7	19.4%	(96.5)%
Bilingual Schools	19.9	10.8%	27.4	17.4%	(27.3)%
Kindergartens	(5.7)	(4.8)%	16.4	14.8%	(134.7)%
Overseas Schools	(29.7)	(19.7)%	53.5	18.0%	(155.5)%
Education Technology	2.8	7.5%	8.7	30.8%	(67.1)%
Complementary Education	4.1	3.5%	(20.7)	(19.8)%	(119.9)%
Unallocated Corporate Expenses	(32.9)	-	(43.8)	-	(24.7)%
Total	(40.3)	(5.0)%	76.2	8.7%	(152.9)%

Operating loss for the quarter was RMB40.3 million, as compared to operating income of RMB76.2 million for the same period of the last fiscal year. Operating margin was (5.0%) for the quarter, as compared to 8.7% for the same period of the last fiscal year.

Adjusted operating loss for the quarter was RM32.2 million, as compared to operating income of RMB97.4 million for the same period of the last fiscal year. Adjusted operating margin was (4.0%) for the quarter, as compared to 11.1% for the same period of the last fiscal year.

Net Income/(Loss) and Adjusted Net Income/(Loss)

Net loss for the quarter was RMB42.4 million, as compared to net income of RMB40.5 million for the same period of the last fiscal year.

Adjusted net loss for the quarter was RMB36.0 million, as compared to adjusted net income of RMB59.4 million for the same period of the last fiscal year.

Earnings/(Loss) per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.38 and RMB0.38, respectively, as compared to earnings per share of RMB0.39 and RMB0.39, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.32 and RMB0.32, respectively, as compared to earnings per share of RMB0.55 and RMB0.55, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB48.3 million, as compared to RMB152.5 million for the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS for the SIX MONTHS ENDED February 28, 2021

Revenue

Revenue	Six Months Ended February 28, 2021		Six Months Ended February 29, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	1,243.5	66.9%	1,117.2	56.5%	11.3%
International Schools	502.0	27.0%	452.5	22.9%	10.9%
Bilingual Schools	445.8	24.0%	387.7	19.6%	15.0%
Kindergartens	295.7	15.9%	277.0	14.0%	6.8%
Overseas Schools	284.8	15.3%	556.4	28.2%	(48.8)%
Education Technology	74.8	4.0%	50.5	2.6%	48.2%
Complementary Education	257.5	13.8%	250.9	12.7%	2.6%
Total	1,860.6	100.0%	1,975.0	100.0%	(5.8)%

Revenue for the period was RMB1,860.6 million, as compared to RMB1,975.0 million for the same period of the last fiscal year.

Cost of Revenue

Cost of revenue for the period was RMB1,253.6 million, representing a 4.9% increase from RMB1,194.7 million for the same period of the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit

Gross Profit	Six Months Ended February 28, 2021		Six Months Ended February 29, 2020		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	475.6	38.2%	469.9	42.1%	1.2%
International Schools	197.3	39.3%	194.1	42.9%	1.6%
Bilingual Schools	176.0	39.5%	158.4	40.9%	11.1%
Kindergartens	102.3	34.6%	117.4	42.4%	(12.9)%
Overseas Schools	23.7	8.3%	218.4	39.2%	(89.1)%
Education Technology	38.4	51.4%	35.1	69.5%	9.6%
Complementary Education	69.2	26.9%	56.9	22.7%	21.7%
Total	606.9	32.6%	780.3	39.5%	(22.2)%

Gross profit for the period was RMB606.9 million, as compared to RMB780.3 million for the same period of the last fiscal year. Gross margin was 32.6% for the quarter, as compared to 39.5% for the same period of the last fiscal year.

Adjusted gross profit for the period was RMB621.5 million, as compared to RMB802.3 million for the same period of the last fiscal year. Adjusted gross margin was 33.4% for the period, as compared to 40.6% for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses (7)

SG&A Expenses	Six Months Ended February 28, 2021		Six Months Ended February 29, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	178.9	9.6%	142.9	7.3%	25.2%
International Schools	77.1	4.1%	49.3	2.5%	56.3%
Bilingual Schools	56.9	3.1%	53.0	2.7%	7.4%
Kindergartens	44.9	2.4%	40.6	2.1%	10.5%
Overseas Schools	108.8	5.8%	156.1	7.9%	(30.3)%
Education Technology	27.1	1.5%	18.9	1.0%	43.6%
Complementary Education	47.9	2.6%	49.0	2.4%	(2.2)%
Unallocated Corporate Expenses (8)	70.3	3.8%	75.3	3.8%	(6.7)%
Total	433.0	23.3%	442.2	22.4%	(2.1)%

Adj. SG&A Expenses (7)	Six Months Ended February 28, 2021		Six Months Ended February 29, 2020		YoY % Change
	(RMB in million)	(% of Total Revenue)	(RMB in million)	(% of Total Revenue)
Domestic K-12 Schools	177.7	9.5%	140.2	7.1%	26.8%
International Schools	76.9	4.1%	48.8	2.5%	57.6%
Bilingual Schools	56.4	3.0%	51.7	2.6%	9.0%
Kindergartens	44.4	2.4%	39.7	2.0%	12.0%
Overseas Schools	108.8	5.8%	156.0	7.9%	(30.3)%
Education Technology	27.1	1.5%	18.9	1.0%	43.6%
Complementary Education	47.9	2.6%	48.2	2.4%	(0.6)%
Unallocated Corporate Expenses (9)	70.1	3.7%	58.6	3.0%	19.6%
Total	431.6	23.1%	421.9	21.4%	2.3%

7.	Adjusted SG&A expenses is defined as selling, general and administrative expenses excluding share-based compensation expense.
8.	Unallocated corporate expenses are mainly from headquarter, including staff cost, share-based compensation expense and other office expenses.
9.	Adjusted unallocated corporate expenses is defined as unallocated corporate expenses excluding share-based compensation expense.

Total SG&A expenses for the period were RMB433.0 million, representing a 2.1% decrease from RMB442.2 million for the same period of the last fiscal year. Adjusted SG&A expenses for the period were RMB431.6 million, representing a 2.3% increase from RMB421.9 million for the same period of the last fiscal year.

Operating Income/(Loss), Operating Income Margin and Adjusted Operating Income

Operating Income	Six Months Ended February 28, 2021		Six Months Ended February 29, 2020		YoY % Change
	(RMB in million)	(Margin %)	(RMB in million)	(Margin %)
Domestic K-12 Schools	299.0	24.0%	329.0	29.5%	(9.1)%
International Schools	120.6	24.0%	145.0	32.0%	(16.8)%
Bilingual Schools	119.5	26.8%	105.8	27.3%	12.9%
Kindergartens	58.9	19.9%	78.2	28.2%	(24.7)%
Overseas Schools	(82.1)	(28.8)%	62.3	11.2%	(231.7)%
Education Technology	11.8	15.8%	16.8	33.2%	(29.5)%
Complementary Education	28.5	11.1%	8.9	3.6%	219.7%
Unallocated Corporate Expenses	(69.1)	-	(73.5)	-	(6.0)%
Total	188.1	10.1%	343.5	17.4%	(45.2)%

Operating income for the period was RMB188.1 million, as compared to RMB343.5 million for the same period of the last fiscal year. Operating margin was 10.1% for the period, as compared to 17.4% for the same period of the last fiscal year.

Adjusted operating income for the period was RMB204.1 million, as compared to RMB385.7 million for the same period of the last fiscal year. Adjusted operating margin was 11.0% for the period, as compared to 19.5% for the same period of the last fiscal year.

Net Income and Adjusted Net Income

Net income for the period was RMB148.5 million, as compared to RMB244.8 million for the same period of the last fiscal year.

Adjusted net income for the period was RMB161.2 million, as compared to RMB282.4 million for the same period of the last fiscal year.

Earnings per ordinary share/ADS and Adjusted Earnings per ordinary share/ADS

Basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB1.19 and RMB1.19, respectively, as compared to RMB1.98 and RMB1.97, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net income per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB1.29 and RMB1.29, respectively, as compared to RMB2.29 and RMB2.29, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB369.0 million, as compared to RMB505.0 million for the same period of the last fiscal year.

Cash and Working Capital

As of February 28, 2021, the Company’s cash and cash equivalents and restricted cash were RMB2,098.4 million (US$324.2 million), as compared to RMB1,697.2 million as of November 30, 2020. As of February 28, 2021, we also had short-term investments of RMB2,182.0 million (US$337.1 million). For the six months ended February 28, 2021, the Company’s capital expenditure was approximately RMB91.9 million, up 12.5% compared to the same period of last fiscal year.

REAFFIRMS REVISED GUIDANCE FOR FISCAL YEAR ENDING AUGUST 31, 2021

The Company reaffirms its revised guidance for the 2021 fiscal year and expects its revenue to be in a range of RMB3.59 billion and RMB3.69 billion, representing a year-over-year growth of 7% to 10%, and its average student enrolment in our domestic and overseas schools to be between approximately 56,000 and 57,000, representing a year-over-year increase of 8% to 10%.

This guidance is based on the current market and operating conditions and reflects the Company’s current and preliminary estimates of such market and operating conditions and market demand, which are all subject to change.

Conference Call

BEDU’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on April 22, 2021 to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

Mainland China:	4001-201-203
Hong Kong:	852-301-84992
United States:	1-888-346-8982
Canada Toll Free:	1-855-669-9657
International:	1-412-902-4272

*No passcode is required for the call. Please request to join Bright Scholar Education Holdings Ltd.’s call as you dial in.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.brightscholar.com/.

Following the earnings conference call, an archive of the call will be available by dialling:

United States:	1-877-344-7529
International:	1-412-317-0088
Canada Toll Free:	855-669-9658
Replay Passcode:	10153442
Replay End Date:	April 29, 2021

CONVENIENCE TRANSLATION

The Company's reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and six-month period ended February 28, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.4730, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 26, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on February 28, 2021 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A expenses, adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) as gross profit/(loss) excluding amortization of intangible assets and adjusted gross margin as adjusted gross profit/(loss) divided by revenue. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense, and adjusted EBITDA margin as adjusted EBITDA divided by revenue. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense; amortization of intangible assets; tax effect of amortization of intangible assets, and adjusted net margin as adjusted net income/(loss) divided by revenue. We define adjusted SG&A expenses as selling, general and administration expense excluding share-based compensation expense. We define adjusted operating income/(loss) as net operating income/(loss) excluding share-based compensation expense; amortization of intangible assets and adjusted operating margin as adjusted operating income/(loss) divided by revenue. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense; amortization of intangible assets and tax effect of amortization of intangible assets) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares, each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit, adjusted operating income/(loss), adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A expenses, adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets and tax effect of amortization of intangible assets. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; and tax effect of amortization of intangible assets, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2021, Bright Scholar operated 95 schools across twelve provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	February 28,
	2020	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	3,377,684	1,079,428	166,759
Restricted cash	1,044,853	1,017,611	157,209
Short-term investments(1)	13,695	2,181,982	337,090
Accounts receivable, net	19,271	39,113	6,043
Amounts due from related parties, net	18,521	19,497	3,012
Other receivables, deposits and other assets, net	198,593	154,901	23,930
Inventories	28,013	25,370	3,919
Total current assets	4,700,630	4,517,902	697,962
Restricted cash - non current	1,400	1,400	216
Property and equipment, net	1,076,590	1,068,402	165,055
Land use rights, net	86,076	85,301	13,178
Intangible assets, net	597,527	585,924	90,518
Goodwill, net	2,284,109	2,285,837	353,134
Long-term investments	55,137	53,083	8,201
Prepayment for construction contract	4,822	4,540	701
Deferred tax assets, net	35,678	57,442	8,874
Other non-current assets, net	16,654	75,082	11,599
Operating lease right-of-use assets	1,964,686	2,077,228	320,907
Total non-current assets	6,122,679	6,294,239	972,383

TOTAL ASSETS	10,823,309	10,812,141	1,670,345

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	February 28,
	2020	2021
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar of RMB 28,691 and RMB 23,772 as of August 31, 2020 and February 28, 2021, respectively)	93,090	87,011	13,442
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 52,567 and RMB 55,407 as of August 31, 2020 and February 28, 2021, respectively)	86,563	88,681	13,700
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 394,880 and RMB 329,732 as of August 31, 2020 and February 28, 2021, respectively)	633,397	692,375	106,964
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar of RMB 7,500 and RMB 15,000 as of August 31, 2020 and February 28, 2021, respectively)	938,300	886,000	136,876
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar of RMB 34,992 and RMB 41,654 as of August 31, 2020 and February 28, 2021, respectively)	118,716	163,068	25,192
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 1,291,781 and RMB 1,137,326 as of August 31, 2020 and February 28, 2021, respectively)	1,544,184	1,354,573	209,265
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 23,804 and RMB 22,882 as of August 31, 2020 and February 28, 2021, respectively)	70,711	26,391	4,077
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 30,601 and RMB 33,652 as of August 31, 2020 and February 28, 2021, respectively)	210,082	213,056	32,915
Total current liabilities	3,695,043	3,511,155	542,431
Contract liabilities – non current (including contract liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 1,772 and RMB 1,355 as of August 31, 2020 and February 28, 2021, respectively)	1,772	1,355	209
Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 34,641 and RMB 34,459 as of August 31, 2020 and February 28, 2021, respectively)	57,826	53,448	8,257
Other non-current liabilities due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 26,843 and RMB 38,070 as of August 31, 2020 and February 28, 2021, respectively)	26,843	38,070	5,881
Other non-current liabilities (including non-current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 11,364 and RMB 10,494 as of August 31, 2020 and February 28, 2021, respectively)	19,612	13,907	2,150

	As of
	August 31,	February 28,
	2020	2020
	RMB	RMB	USD
Bond payable	2,017,369	1,913,255	295,575
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar of RMB 77,500 and RMB 70,000 as of August 31, 2020 and February 28, 2021, respectively)	77,919	70,616	10,909
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 222,693 and RMB 281,423 as of August 31, 2020 and February 28, 2021, respectively)	1,802,544	1,916,242	296,036
Total non-current liabilities	4,003,885	4,006,893	619,017
TOTAL LIABILITIES	7,698,928	7,518,048	1,161,448

EQUITY
Share capital	8	8	1
Additional paid-in capital	1,854,262	1,834,687	283,437
Statutory reserves	65,567	65,567	10,129
Accumulated other comprehensive income	185,371	226,309	34,963
Accumulated retained earnings	632,722	770,072	118,966
Shareholders’ equity	2,737,930	2,896,643	447,496
Non-controlling interests	386,451	397,450	61,401
Total equity	3,124,381	3,294,093	508,897
TOTAL LIABILITIES AND EQUITY	10,823,309	10,812,141	1,670,345

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 28/29,			Six Months Ended February 28/29,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Revenue	877,041	809,027	124,985	1,974,994	1,860,573	287,436
Cost of revenue	(570,493)	(644,906)	(99,630)	(1,194,695)	(1,253,643)	(193,673)

Gross profit	306,548	164,121	25,355	780,299	606,930	93,763
Selling, general and administrative expenses	(232,303)	(211,047)	(32,604)	(442,233)	(432,999)	(66,893)
Other operating income	1,967	6,639	1,025	5,386	14,211	2,196

Operating income/(loss)	76,212	(40,287)	(6,224)	343,452	188,142	29,066
Interest income/(expense), net	(33,630)	(33,339)	(5,150)	(63,218)	(70,316)	(10,863)
Investment income(1)	20,560	32,175	4,971	41,592	76,895	11,879
Other expenses	(3,772)	(1,975)	(306)	(130)	(6,749)	(1,043)

Income/(loss) before income taxes and share of equity in income of unconsolidated affiliates	59,370	(43,426)	(6,709)	321,696	187,972	29,039
Income tax (expense)/benefit	(18,676)	1,245	192	(76,691)	(39,035)	(6,030)
Share of equity in (loss)/income of unconsolidated affiliates	(206)	(202)	(31)	(233)	(452)	(70)

Net income/(loss)	40,488	(42,383)	(6,548)	244,772	148,485	22,939

Net income/(loss) attributable to non-controlling interests	(6,272)	2,605	402	6,726	6,891	1,065

Net income/(loss) attributable to ordinary shareholders	46,760	(44,988)	(6,950)	238,046	141,594	21,874

Net earnings/(loss) per share attributable to ordinary shareholders
—Basic	0.39	(0.38)	(0.06)	1.98	1.19	0.18
—Diluted	0.39	(0.38)	(0.06)	1.97	1.19	0.18

Weighted average shares used in calculating net earnings per ordinary share/ADS:
—Basic	120,433,903	119,325,740	119,325,740	120,509,241	119,370,352	119,370,352
—Diluted	120,457,212	119,325,740	119,325,740	120,545,763	119,370,352	119,370,352

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended February 28/29,			Six Months Ended February 28/29,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	499,491	535,835	82,780	99,734	56,404	8,714

Net cash used in investing activities	(1,136,022)	(46,468)	(7,179)	(1,542,434)	(2,212,602)	(341,820)

Net cash generated from/(used in) financing activities	654,823	(72,016)	(11,126)	653,640	(95,921)	(14,819)

Effect of exchange rate changes on cash	(11,404)	(16,104)	(2,488)	(42,516)	(73,379)	(11,336)

Net change in cash and cash equivalents, and restricted cash	6,888	401,247	61,987	(831,576)	(2,325,498)	(359,261)

Cash and cash equivalents, and restricted cash at beginning of the period	2,426,550	1,697,192	262,196	3,265,014	4,423,937	683,445

Cash and cash equivalents, and restricted cash at end of the period	2,433,438	2,098,439	324,183	2,433,438	2,098,439	324,184

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended February 28/29,			Six Months Ended February 28/29,
	2020	2021		2020	2021
	RMB	RMB	USD	RMB	RMB	USD
Gross profit	306,548	164,121	25,355	780,299	606,930	93,763
Add: Amortization of intangible assets	10,955	7,375	1,139	21,995	14,604	2,256

Adjusted gross profit	317,503	171,496	26,494	802,294	621,534	96,019

Operating income/(loss)	76,212	(40,287)	(6,224)	343,452	188,142	29,066
Add: Share-based compensation expense	10,267	729	113	20,299	1,370	212
Add: Amortization of intangible assets	10,955	7,375	1,139	21,995	14,604	2,256

Adjusted operating income/(loss)	97,434	(32,183)	(4,972)	385,746	204,116	31,534

Net income/(loss)	40,488	(42,383)	(6,548)	244,772	148,485	22,939
Add: Share-based compensation expense	10,267	729	113	20,299	1,370	212
Add: Amortization of intangible assets	10,955	7,375	1,139	21,995	14,604	2,256
Add: Tax effect of amortization of intangible assets	(2,313)	(1,671)	(258)	(4,643)	(3,305)	(511)

Adjusted net income/(loss)	59,397	(35,950)	(5,554)	282,423	161,154	24,896

Net income/(loss) attributable to ordinary shareholders	46,760	(44,988)	(6,950)	238,046	141,594	21,874
Add: Share-based compensation expense	10,267	729	113	20,299	1,370	212
Add: Amortization of intangible assets	10,955	7,375	1,139	21,995	14,604	2,256
Add: Tax effect of amortization of intangible assets	(2,313)	(1,671)	(258)	(4,643)	(3,305)	(511)

Adjusted net income/(loss) attributable to ordinary shareholders	65,669	(38,555)	(5,956)	275,697	154,263	23,831

Net income/(loss)	40,488	(42,383)	(6,548)	244,772	148,485	22,939
Less:Interest income/(expense), net	(33,630)	(33,339)	(5,150)	(63,218)	(70,316)	(10,863)
Add:Income tax (expense)/benefit	18,676	(1,245)	(192)	76,691	39,035	6,030
Add:Depreciation and amortization	49,390	57,880	8,942	99,970	109,750	16,955
Add:Share-based compensation expense	10,267	729	113	20,299	1,370	212

Adjusted EBITDA	152,451	48,320	7,465	504,950	368,956	56,999

Selling, general and administrative expenses	232,303	211,047	32,604	442,233	432,999	66,893
Less:Share-based compensation expense	10,267	729	113	20,299	1,370	212

Adjusted selling, general and administrative expenses	222,036	210,318	32,491	421,934	431,629	66,681

Weighted average shares used in calculating earnings per ordinary share/ADS:
—Basic	120,433,903	119,325,740	119,325,740	120,509,241	119,370,352	119,370,352
—Diluted	120,457,212	119,325,740	119,325,740	120,545,763	119,370,352	119,370,352

Adjusted net earnings/(loss) per share attributable to ordinary shareholders
—Basic	0.55	(0.32)	(0.05)	2.29	1.29	0.20
—Diluted	0.55	(0.32)	(0.05)	2.29	1.29	0.20